Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the year ended December 31, 2014

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$102,726,009

Add:
Interest on indebtedness (excluding capitalized interest)	212,081,486
Amortization of debt related expenses	2,025,069
Portion of rents representative of the interest factor	8,435,339
325,267,903

Distributed income from equity investees	255,531,665

Pretax earnings from continuing operations, as adjusted	$580,799,568

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$213,369,556
Preferred dividend factor	61,726,839
Amortization of debt related expenses	(2,631,332)
Portion of rents representative of the interest factor	8,435,339

Combined fixed charges and preferred stock dividends	$280,900,402

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.1

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